August 25, 2005

SENT VIA FEDERAL EXPRESS

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 0510
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Decker,

As outside U.S. securities counsel for Altair Nanotechnologies Inc. and its consolidated subsidiaries (collectively, “Altair” or the “Company”), we are writing in response to your letter to Altair dated August 19, 2005 (your “Letter”). Each of our responses is based solely on information we have been provided by Altair. For clarity, each of our responses is preceded by a bolded restatement of your request.

Form 10-Q for the Quarter Ended March 31, 2005

General

1.
Where a comment below requests additional disclosures or other revisions please show us your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Mr. Rufus Decker
August 25, 2005

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

2.
We have reviewed your response to comment 8. Despite the requirement that Spectrum reimburse you for the costs of fulfilling your obligation to employ commercially reasonable efforts to assist Spectrum in pre-clinical development, the obligation raises the question of whether, in the absence of your continuing involvement, Spectrum would have paid you the amounts you have recognized as upfront revenues. It is unclear why this obligation, combined with the requirement that you attend regular meetings of the Joint Development Committee, is not analogous to that described in the second bullet point in the Facts of question one in SAB Topic 13:A3(f). Please advise.

Under the terms of the Spectrum license agreement, Altair has provided Spectrum with the exclusive right to develop, market and license our patented drug compound for human applications. All payments defined in the license agreement are paid in return for this exclusive right, not for services provided after the effective date of the license agreement. All activities relating to the development and commercialization of the patented compound are undertaken at Spectrum’s sole responsibility, cost and expense. Spectrum does not need our services to develop the product and under the terms of the agreement. Spectrum can, and we believe that it probably will, develop and commercialize the drug compound with no further assistance from Altair. This is different from many biotechnology license agreements in which ongoing involvement of the licensor (Altair) post-license is an important to the ability of the licensee (Spectrum) to develop the technology.

It is Altair’s right to participate on the development committee, which provides Altair with information regarding the status of development. This right to participate on the development committee is not providing additional services to Spectrum, but is instead fulfilling a monitoring function relative to other portions of the agreements. In addition, Spectrum may, but is not obligated, to request Altair services. In the event Spectrum does request Altair services, Altair will be paid for such services at negotiated market rates.

SAB Topic 13:A3(f) describes an arrangement where a registrant in the biotech industry provides research and development for a customer but the customer needs to use certain of the registrant’s technology in the R&D activities. In the example in SAB Topic 13:A3(f), the technology is not sold or licensed separately from the R&D activities and the Staff believes that customers are purchasing services provided by the registrant’s continuing involvement. Effectively, the registrant is selling both a license and R&D activities to the customer. Altair’s license agreement with Spectrum is not analogous to this example, because Spectrum’s payment was solely for the license, and no portion of that payment is properly allocable to other services performed after the agreement date. This is reinforced by our belief that Spectrum will need few or no services from Altair in connection with the development and commercialization of the licensed products. Any services, other than our monitoring rights, will be paid for by Spectrum at rates which represent the fair value of those services.

Mr. Rufus Decker
August 25, 2005

If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Edward Dickinson, Chief Financial Officer of Altair at (775) 858-3750.

Sincerely,

/s/ Bryan Allen

Bryan T. Allen

As the Chief Financial Officer of the Company, I confirm that the Company’s agreement with, and authorization of, the statements in this letter.

Altair Nanotechnologies, Inc.

/s/ Edward Dickinson

Edward Dickinson, Chief Financial Officer